Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
March 18, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Austin Pattan, Staff Attorney
Jan Woo, Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Registration Statement on Form S-1, as amended (File No. 333-277256)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Reddit, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on March 20, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

As representatives of the several
Underwriters listed in Schedule II of the
Underwriting Agreement

By:	Morgan Stanley & Co. LLC

By:	/s/ Mitzi M. Madrid Diaz
Name: Mitzi M. Madrid Diaz
Title: Executive Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Will Connolly
Name: Will Connolly
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Nadine Yang
Name: Nadine Yang
Title: Executive Director
[Signature Page to Underwriters’ Acceleration Request]